SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 11, 2012

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1081 KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on October 11, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 11 October 2012

ING to sell insurance businesses in Malaysia to AIA

•	ING expected to receive total cash consideration of approx. EUR 1.3 billion

•	Sale expected to deliver net transaction gain at closing of approx. EUR 780 million

•	Process to sell remaining Asian Insurance/Investment Management units on-going

ING has reached an agreement with AIA Group Ltd. (AIA) on the sale of ING’s insurance operations in Malaysia, which include its life insurance business, its market-leading employee benefits business and its 60-percent stake in ING Public Takaful Ehsan Berhad. Under the terms agreed, ING is expected to receive a total consideration of approximately EUR 1.3 billion.

The agreement, which is subject to regulatory approvals, is part of the previously announced intended divestment of ING’s Asian insurance and investment management businesses. The process for the remaining businesses is on-going. Further announcements will be made if and when appropriate.

“Today’s announcement is the first major step in the divestment of our Asian insurance and investment management businesses and shows that ING continues to make steady progress in the restructuring of our company,” said Jan Hommen, CEO of ING Group. “AIA is an established player in Asia, and the combination of our strong insurance operations with their longstanding track record in Malaysia will create a market leader well positioned to benefit from the growth opportunities available in the country.”

The proposed transaction values ING’s Malaysian insurance operations at 16.9x 2011 earnings and 2.2x 1H2012 book value of approximately EUR 600 million, both on an IFRS basis. Earnings until closing are to the benefit of AIA. At closing, ING expects the sale to deliver a net gain of approximately EUR 780 million, subject to potential adjustments at closing, customary for this type of transaction.

ING is a leading life insurer in Malaysia offering a complete suite of insurance products, including life, general, employee benefits and Takaful. The latter is offered through ING Public Takaful Ehsan Berhad, a joint venture with Public Bank Berhad, Malaysia’s third-largest bank, and Public Islamic Bank Berhad, one of Malaysia’s top 5 Islamic banks. ING’s insurance businesses in Malaysia serve more than 1.6 million customers through approximately 1,200 employees and approximately 9,200 tied agents.

AIA is the largest independent publicly-listed pan-Asian Life insurance company. It is active across 15 markets in Asia Pacific and has leading positions across many of these markets. AIA has a longstanding presence in Malaysia, having first established operations there in 1948.

ING Investment Management’s funds management business in Malaysia is outside the scope of this transaction. The transaction announced today does not impact ING’s Asian banking activities.

Subject to regulatory approvals in Malaysia and the Netherlands, the transaction is expected to close in the first quarter of 2013.

Press enquiries	Investor enquiries
Victorina de Boer	Investor Relations
+31 20 57 66373	+31 20 57 66369
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: October 11, 2012